Powder River Coal Corp.

123 W. 1st Street, Suite 675

Casper, WY 82601

Terence O’Brien

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Powder River Coal Corp.

Form 10-K

Filed April 11, 2013

File No. 0-54257

 Date: August 12, 2013

Dear Mr. O’Brien,

This letter sets forth the responses of Powder River Coal Corp. (“POWD” or the “Company”) to the Staff’s comment letter dated August 7, 2013.

Form 10-K for the year ended December 31, 2012

Management’s Discussion and Analysis, page 11

Liquidity and Capital Resources, page 13

1. You state herein “We are not presently able to meet our obligations as they come due.” However, on page 12 of the March 31, 2013 Form 10-Q, you state “We are presently able to meet our obligations as they come due.” It is not clear what has transpired during the three months ended March 31, 2013, to enable you to conclude that the later statement is appropriate, given continued losses, working capital deficits and negative operating cash flows, among other factors. Please explain or revise future filings accordingly.

Response: The Company is not presently able to meet our obligations as they come due. We made an error and omitted the word “not” that was meant to go before presently in that sentence in our March 31, 2013, Form 10-Q. We will revise and ensure that it is correct in our Form 10Q that is due August 14, 2013 and in all future filings, until such time that we are able to presently meet our obligations as they come due.

Controls and Procedures, page 16

2. We note under Management’s Report on Internal Control over Financial Reporting on page 17 your disclosure that “the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").” Please confirm to us that such evaluation was conducted as of December 31, 2012 and revise future filings accordingly to include the appropriate date.

Response: We hereby confirm that the Company conducted an evaluation of effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, using the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  We will ensure that all future filings have the appropriate date of the Company’s internal evaluations.

In connection with the Company’s responding to the comments set forth in the August 7, 2013 letter, the Company acknowledges that:

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the company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

Powder River Coal Corp.,

/s/ Andrew Grant

By: Andrew Grant

Title: President and Chief Executive Officer

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